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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
CESSATION OF ALTERNATE DIRECTOR

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) announces that Mr. Li Yonghua has ceased to be an Alternate Director to Dr. Chen Shanzhi, a non-executive Director of the Company, due to his other work arrangement with effect from 24 February 2017. There is no matter relating to Mr. Li ceasing to be an Alternate Director of the Company that needs to be brought to the attention to the shareholders of the Company.

The Board would like to take this opportunity to express its gratitude to Mr. Li for his valuable contributions to the Company during his tenure of service.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 24 February 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi
Zhou Jie
Ren Kai
Lu Jun
Tong Guohua

Independent Non-executive Directors
William Tudor Brown
Lip-Bu Tan
Carmen I-Hua Chang
Shang-yi Chiang
Jason Jingsheng Cong